Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 2, 2017

Relating to Prospectus dated June 13, 2016

Registration No. 333-211993

Spark Therapeutics Announces Proposed Public Offering of Common Stock

PHILADELPHIA, August 2, 2017 — Spark Therapeutics, Inc. (“Spark”) (NASDAQ: ONCE) announced today that it has commenced an underwritten public offering of $300,000,000 in shares of its common stock. Spark also intends to grant the underwriters of the offering an option for a period of 30 days to purchase up to an additional fifteen percent (15%) of the shares of common stock offered in the public offering at the public offering price, less the underwriting discount. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed or as to the actual size or terms of the offering.

J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Cowen and Company, LLC will act as bookrunning managers for the offering.

The shares are being offered by Spark pursuant to an automatically effective shelf registration statement (including a prospectus) that has been filed with the U.S. Securities and Exchange Commission (“SEC”). A preliminary prospectus supplement relating to and describing the terms of the offering will be filed with the SEC and will be available on the SEC website at www.sec.gov.

This offering will be made only by means of a prospectus supplement and accompanying prospectus, copies of which may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204; Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, NY 10282, telephone: (866) 471-2526, facsimile: (212) 902-9316, e-mail: prospectus-ny@ny.email.gs.com; or Cowen and Company, LLC c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department, by calling (631) 274-2806 or by faxing (631) 254-7140.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of these securities under the securities laws of any such state or jurisdiction.

About Spark Therapeutics

Spark Therapeutics, a fully integrated company, strives to challenge the inevitability of genetic disease by discovering, developing, and delivering gene therapies that address inherited retinal diseases (IRDs), neurodegenerative diseases, as well as diseases that can be addressed by targeting the liver, such as hemophilia. Spark has ongoing clinical trials investigating gene therapies in hemophilia A and B. SPK-8011 is in an ongoing, dose-escalation Phase 1/2 clinical trial as a potential one-time therapy for hemophilia A. Spark retains full global commercialization rights to the SPK-FVIII program. SPK-9001, which has received both breakthrough therapy and orphan product designations by the U.S. Food and Drug Administration (FDA), and access to the PRIority MEdicines (PRIME) Program by the European Medicines Agency (EMA), is in a Phase 1/2 clinical trial for hemophilia B and is being developed in collaboration with Pfizer, Inc. Our most advanced investigational candidate, with proposed trade name LUXTURNA™ (voretigene neparvovec), is currently under Priority Review with FDA for the treatment of biallelic RPE65-mediated IRD and has been designated as a drug for a rare pediatric disease. The marketing authorization application for LUXTURNA has been submitted to EMA for the treatment of vision loss due to Leber congenital amaurosis or retinitis pigmentosa caused by confirmed biallelic RPE65 mutations. LUXTURNA has received breakthrough therapy and orphan product designations from FDA and orphan product designations from EMA. The pipeline also includes SPK-7001 in an ongoing Phase 1/2 clinical trial for choroideremia.

Cautionary note on forward-looking statements

This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in, or implied by, such forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to whether or not Spark will be able to raise capital through the sale of shares of common stock, the final terms of the proposed offering, market and other conditions, the satisfaction of customary closing conditions related to the proposed public offering and the impact of general economic, industry or political conditions in the United States or internationally. There can be no assurance that Spark will be able to complete the proposed public offering on the anticipated terms, or at all. You should not place undue reliance on these forward-looking statements. Additional risks and uncertainties relating to the proposed offering, Spark and its business can be found under the caption “Risk Factors” in our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and other filings we make with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and Spark undertakes no duty to update this information unless required by law.

Contacts

Spark Therapeutics, Inc.

Stephen W. Webster

Chief Financial Officer

(855) SPARKTX (1-855-772-7589)

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